Tenet's Cubeler Business Hub(TM) Reaches Canadian SME Pre-Registration Milestone

Toronto, Ontario--(Newsfile Corp. - September 19, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC

Pink: PKKFF) ("Tenet" or the "Company"), an innovative artificial intelligence (AI) service provider and operator of the Cubeler Business Hub™, announced today that the number of pre-registrations for its Business Hub in Canada has reached over 1,100 small and medium-sized enterprises (SME).

"We are delighted by the great reception of the Cubeler Business Hub™ from Canadian entrepreneurs and SME executives thus far," says Luc Godard, Vice President of Marketing at Cubeler. "Considering that 1,100 pre-registrations was our objective going into the campaign, and that we have now exceeded that number with over two months to go before the November launch, we may end up with double or even triple the number of our pre-registration target by the time of the launch. We are also very excited by the fact that the pre-registrations come from businesses from coast to coast and cover a wide range of industries, including everything from retail to technology companies and everything in between. We very much look forward to launching the Hub in Canada to provide our members with the tools and resources they need to help redefine what it means to be an SME."

The official launch of the Company's Cubeler Business Hub™ in Canada is scheduled for November 30th, 2022.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

Tenet Fintech Group Inc.

Branka Petrovic, Investor Relations & Marketing
437-778-7238
bpetrovic@tenetfintech.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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